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July 20, 2011

By EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mark P. Shuman Branch Chief—Legal

Re:	Tangoe, Inc. Registration Statement on Form S-1 File No. 333-166123

Ladies and Gentlemen:

        On behalf of Tangoe, Inc. (the "Company"), submitted herewith for filing is Amendment No. 8 ("Amendment No. 8") to the Registration Statement referenced above (the "Registration Statement"). Amendment No. 8 is being filed in response to comments contained in a letter, dated July 18, 2011 (the "Letter"), from Mark P. Shuman of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Albert R. Subbloie, Jr., the Company's President and Chief Executive Officer. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff's comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 8. Page numbers referred to in the responses reference the applicable pages of Amendment No. 8.

The Offering, page 7

1.
Please reconcile the number of shares outstanding after the offering as disclosed on page 7 to the number of shares outstanding on a pro forma as adjusted basis as disclosed in your Capitalization table. In addition, please revise your disclosures herein to include a discussion of any additional shares issued since your most recent balance sheet date that are included in the number of shares outstanding after the offering.

Response:	In response to the Staff's comment, the Company advises the Staff that the difference of 39,401 shares between the 31,395,652 shares disclosed on page 7 of Amendment No. 8 as outstanding after the offering (based on the number of shares of common stock outstanding as of June 30, 2011) and the 31,356,251 shares disclosed on page 35 of Amendment No. 8 as outstanding on a pro forma as adjusted basis as of March 31, 2011 is attributable to issuances of common stock on the exercise of options between April 1, 2011 and June 30, 2011. The Company has revised its disclosure on pages 7, 27, 156 and 162 of Amendment No. 8 to include discussion of these additional shares issued since the Company's most recent balance sheet date that are included in the disclosed number of shares outstanding after the offering.

Capitalization, page 35

2.
Please revise the introduction to your capitalization table to clarify that the pro forma as adjusted amounts only reflect the application of the net proceeds from this offering to pay down the outstanding balances of your senior secured term loan and revolving credit facilities. In addition, provide us with the calculations that support your pro forma as adjusted cash and long-term debt balances.

Response:	In response to the Staff's comment, the Company has revised its disclosure on page 35 of Amendment No. 8 and hereby provides the Staff with the following calculations that support its pro forma as adjusted cash and cash equivalents balance and long-term obligations (including long-term debt) balance disclosed on page 35 of Amendment No. 8.

Tangoe, Inc.
Cash and Cash Equivalents
As of March 31, 2011

Balance as of March 31, 2011			$6,876,422
Total shares of common stock in offering		7,500,000
IPO price/share-midpoint		$10.00

IPO proceeds (gross)		$75,000,000

Fees to underwriters	7.0%	$(5,250,000)
Legal and other IPO expenses		$(1,482,000)
Paydown in full of outstanding balance on senior secured term loan and revolving credit facilities		$(25,500,000)	$42,768,000

Pro forma as adjusted cash and cash equivalents			$49,644,422

 Tangoe, Inc.
Long-Term Obligations
As of March 31, 2011

	Balance as of March 31, 2011	Use of Proceeds	Pro Forma As Adjusted as of March 31, 2011
Senior secured term loan	$20,000,000	$(20,000,000)	$—
Discount on secured term loan	(702,011)	702,011 (a)	—
Line of credit	5,500,000	(5,500,000)	—
Contingent consideration for HCL acquisition, net of unamortized discount of $484,090	3,456,800		3,456,800
Deferred Telwares purchase price, net of unamortized discount of $336,090	2,163,910		2,163,910
Capital leases	1,040,094		1,040,094
IBM warrant shares to be earned	2,932,000		2,932,000

Total long-term obligations	$34,390,793	$(24,797,989)	$9,592,804

(a)
To be expensed when senior secured term loan is paid in full.

Dilution, page 37

3.
Please provide us with the calculations that support the ($23.0) million of pro forma net tangible book value as of March 31, 2011.

Response:	In response to the Staff's comment, the Company hereby provides the Staff with the following calculations that support its pro forma net tangible book value of ($23.0) million as of March 31, 2011, as disclosed on page 37 of Amendment No. 8.

Tangoe, Inc.
Net Tangible Book Value
As of March 31, 2011

March 31, 2011
Total assets	$77,553,174
Intangible assets	(20,868,907)
Goodwill	(22,892,995)
Deferred IPO costs	(1,713,724)
Liabilities—less warrants for redeemable preferred stock	(55,088,691)

Net Tangible Book Value	$(23,011,143)

Selected Consolidated Financial Data, page 39

4.
We reissue comment 12 from our letter dated May 2010. Please revise to include pro forma earnings per share information giving effect to the number of shares issued in this offering whose proceeds will be used to pay down the outstanding balances of your senior secured term loan and revolving credit facilities. Please ensure that the footnotes to your pro forma disclosures clearly support the calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Response:	In response to the Staff's comment, the Company has revised its disclosure on pages 9, 40, F-4 and F-32 of Amendment No. 8 to include pro forma earnings per share information giving effect to the number of shares issued in the offering whose proceeds will be used to pay down the outstanding balances of its senior secured term loan and revolving credit facilities.

Principal and Selling Stockholders, page 150

5.
Please identify the individual(s) that exercise voting and/or investment powers over the shares held by each selling stockholder that is a legal entity and holds of record more than one percent of your outstanding shares. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure interpretations, available on our website. In this regard we note by way of example Axiom Venture Partners III LP and Teachers Insurance and Annuity Association of America. In addition, please tell us whether any of the stockholders that are legal entities are registered broker-dealers or affiliates of registered broker-dealers.

Response:	In response to the Staff's comment, the Company has revised its disclosure on pages 151, 152, 154 and 155 of Amendment No. 8 to identify the individuals that exercise voting and/or investment powers over the shares held by Axiom Venture Partners III L.P.; ORIX Venture Finance LLC and ORIX Finance Equity Investors, LP; and CVF, LLC. The Company has been advised by Teachers Insurance and Annuity Association of America ("TIAA") that TIAA does not view it as appropriate to identify one, or multiple, individuals as having sole or shared voting or investment control over the Company's shares held by TIAA. Accordingly, the Company has not revised its disclosure in Amendment No. 8 to identify any individuals as exercising voting and/or investment powers over the shares held by TIAA. The Company supplementally advises the Staff that TIAA has advised the Company that voting and investment authority over the Company's shares held by TIAA is exercised as follows: Pursuant to TIAA's by-laws, TIAA's Board of Trustees has appointed a subcommittee to supervise the investment activity of TIAA. This subcommittee has delegated authority to officers of TIAA to authorize and supervise certain investment activity, including dispositions of securities, on behalf of TIAA. Pursuant to this delegation, such officers are identified by title and level of authority, and not by individual name.

The Company further advises the Staff that it has been advised by each of Edison Venture Fund; Sevin Rosen Funds; Investor Growth Capital; North Atlantic Venture Fund; HO2 Partners; Axiom Venture Partners III L.P.; CVF, LLC; Kaufman Family LLC; Nuevo Capital Partners, L.P.; JDC Management, Inc.; Covenant Foundation, Inc.; and Spaulding Investment Limited Partnership that it (or each of its affiliated entities holding Company stock, as applicable) is not a registered broker-dealer nor an affiliate of a registered broker-dealer.

The Company has been advised by TIAA that TIAA has two wholly owned subsidiaries, TIAA-CREF Individual & Institutional Services, LLC ("Services") and Teachers Personal Investors Services, Inc. ("TPIS"), that are members of FINRA and licensed as limited purpose broker-dealers. Both Services and TPIS are subject to restriction agreements with FINRA which limit their broker-dealer functions.

The Company has been advised by ORIX that ORIX USA, the ultimate parent entity of both ORIX Venture Finance LLC and ORIX Finance Equity Investors, LP, owns greater than 10% of the investment bank Houlihan Lokey, which in turn owns a registered broker-dealer entity named Houlihan Lokey Capital, Inc.

The Company has been advised by Bard Financial Services, Inc. Profit Sharing Plan ("Bard") that Kenneth Spitzbard, trustee of Bard, is a registered representative and OSJ Branch Manager of SagePoint Financial, Inc., which is a member of FINRA.

Description of Capital Stock

General, page 156

6.
We note that you qualify the description of the amended registration rights agreement "in its entirety." Please note that descriptions of agreements in the prospectus must satisfy the requirements of Securities Act Rule 408. Please revise your disclosure to eliminate the phrase "in its entirety."

Response:	In response to the Staff's comment, the Company has revised its disclosure on page 158 of Amendment No. 8 to eliminate the phrase "in its entirety."

***

        If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Jeffries Oliver-Li of this firm at (617) 526-6786.

Sincerely,
/s/ David A. Westenberg David A. Westenberg

cc:	Albert R. Subbloie, Jr. Jeffries Oliver-Li, Esq. John A. Burgess, Esq.

QuickLinks

Tangoe, Inc. Cash and Cash Equivalents As of March 31, 2011
Tangoe, Inc. Long-Term Obligations As of March 31, 2011
Tangoe, Inc. Net Tangible Book Value As of March 31, 2011